Goat Moves Inc.

Financial Statements and Report

December 31, 2023

Table of Contents



Independent Accountant's Review Report

To Management of:
Goat Moves Inc.

We have reviewed the accompanying financial statements of Goat Moves Inc. (the Company), which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the period (since inception on July 22, 2023) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Goat Moves Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has yet to begin full operations and has relied on owner financing to fund startup activities and these conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
March 6, 2024

Goat Moves Inc.

Balance Sheet (Unaudited)

As of December 31, 2023

Assets		
Current Assets		
Cash and cash equivalents	$	279
Total Current Assets		279
Total Assets		279
Liabilities & Stockholders' Equity		
Liabilities		-
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Stockholders' Equity		
Common stock, $1 par value; 30,000 shares authorized, zero shares issued and outstanding		-
Additional paid-in capital		812
Accumulated Deficit		(533)
Total Stockholders' Equity		279
Total Liabilities & Stockholders' Equity	$	279

4


Goat Moves Inc.

Statement of Income (Unaudited)

For the period (since inception on July 22, 2023) ended December 31, 2023


Operating Expenses		
Travel	$	303
Software		96
Other operating costs		134
Total Operating Expenses		533
Net Income (Loss)	$	(533)


Goat Moves Inc.

Statement of Changes in Stockholders' Equity

For the period (since inception on July 22, 2023) ended December 31, 2023


	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at July 22, 2023	-	-	-	-	-
Net income (loss)	-	$ -	$ -	$ (533)	$ (533)
Owner Contributions	-	-	812	-	812
Balance at December 31, 2023	-	$ -	$ 812	$ (533)	$ 279

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(533)
Net Cash Provided by (Used in) Operating Activities		(533)
Cash Flows from Financing Activities		
Owner contributions		812
Net Cash Provided by (Used in) Financing Activities		812
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		279
Cash and cash equivalents at beginning of period		-
Cash and Cash Equivalents at End of Year	$	279

Notes to the Financial Statements

1. Summary of significant accounting policies

a. Nature of operations

Goat Moves Inc. (the Company) operates the Goat Moves Marketplace, which serves as the ultimate one stop shop for customers to be able to store all their favorite products and services in one central location and discover new businesses and experiences in their local area or when traveling. The platform is designed so customers and employers could find any service they needed in the world within one marketplace.

The Company was incorporated in the State of Missouri on July 22, 2023.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements cover the period from the Company's incorporation on July 22, 2023 through December 31, 2023.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable

for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurements.

e. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected

to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The provision for income taxes for the year ended December 31, 2023 consists of the following:

Net Operating Loss Carryforwards	$	533
Valuation Allowance	$	(533)
Net Provision for income tax		-

f. Cash and cash equivalents

Cash and cash equivalents consist of deposits held in business checking accounts in the United States.

g. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

h. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Stockholders' equity

The Company's articles of incorporation authorize the Company to issue 30,000 $1 par value common shares. As of December 31, 2023, zero shares were issued and outstanding.

3. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. Going concern

Goat Moves Inc.
Notes to the Financial Statements
For the period (since inception on July 22, 2023) ended December 31, 2023

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to begin full operations and has relied on owner financing to fund startup expenses. These factors and conditions create a doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise funda via a crowdfunding campaign. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

5. Subsequent events

Management evaluated all activity of the Company through March 6, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.